2000 First Tennessee Building 165 Madison Avenue Memphis, Tennessee 38103 Phone: 901.526.2000 Fax: 901.577.2303 www.bakerdonelson.com
March 26, 2015
VIA EDGAR CORRESPONDENCE

Ms. Kristina Aberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Griffin Capital Essential Asset REIT, Inc.
Registration Statement on Form S-4
Filed February 3, 2015
File No. 333-201835

Dear Ms. Aberg:

This letter is submitted on behalf of Griffin Capital Essential Asset REIT, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated March 4, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-201835) submitted to the Commission on February 3, 2015 (the “Registration Statement”). On the date hereof, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

* * * * *
General

1.
Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board of directors of Griffin Capital Essential Asset REIT, Inc. or Signature Office REIT, Inc. by their respective management and financial advisors in connection with the proposed transaction.

Response to Comment No. 1

The Company has asked us to supplementally advise the Staff that in response to Comment No. 1: (i) Baker, Donelson, Bearman, Caldwell & Berkowitz, PC on behalf of the Company, including materials prepared by Robert A. Stanger & Co., Inc. and presented to the Company’s board; (ii) DLA Piper LLP (US) on behalf of Signature Office REIT, Inc. (“Signature”); (iii) Alston & Bird LLP on behalf of Houlihan Lokey Financial Advisors, Inc. (“Houlihan”), including materials prepared by Houlihan and presented to Signature’s board; and (iv) White & Case LLP on behalf of the Eastdil Secured group of Wells Fargo Securities, LLC (collectively, “Wells Fargo Securities”) with respect to certain materials of Wells Fargo Securities provided to Signature’s board, are separately sending to your attention, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule

418 under the Securities Act of 1933, as amended, copies of non-public information presented to the board by the Company’s and Signature’s respective managements and financial advisors in connection with the proposed transaction. We supplementally advise the Staff that Signature interprets the Staff’s request for board presentations in connection with the proposed transaction to mean board presentations after execution by Signature of a non-disclosure agreement with the Company. In accordance with the Rules referred to above, each submitting person has requested that such materials be returned promptly following completion of the Staff’s review thereof and has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

The Combined Company, page 140

2.	Please expand your discussion of pro forma operating data for the combined company to include information regarding lease expirations.

Response to Comment No. 2

The Company has asked us to supplementally advise the Staff that in response to Comment No. 2, the Company has expanded the disclosure on page 120 of the Amendment to address the Staff’s comment.

Background of the Merger, page 161

3.
We refer to the March 5, 2014 meeting at which the Signature Office REIT, Inc. board of directors met with senior management, legal, and financial advisors, including Wells Fargo Securities, and discussed various potential strategic alternatives. Please briefly describe any of these alternatives to the extent given material consideration, and briefly describe why management and the board decided not to pursue any of these alternatives.

Response to Comment No. 3

The Company has asked us to supplementally advise the Staff that in response to Comment No. 3, the Company has revised the disclosure on page 140 of the Amendment to address the Staff’s comment.

4.
We refer to the November 5, 2014 meeting at which the Signature Office REIT, Inc. board of directors met with management, legal counsel, and Mr. Kennedy, and determined to try to seek a higher exchange ratio by eliminating the cash option from the proposed transaction with Griffin Capital Essential Asset REIT, Inc. Please revise your disclosure to describe the rationale for this decision.

Response to Comment No. 4

The Company has asked us to supplementally advise the Staff that in response to Comment No. 4, the Company has revised the disclosure on page 148 of the Amendment to address the Staff’s comment.

5.	Please discuss whether the Signature Office REIT, Inc. board believes that the transaction or consideration is fair from a financial point of view.

Response to Comment No. 5

The Company has asked us to supplementally advise the Staff that in response to Comment No. 5, the Company has revised the disclosure on page 151 of the Amendment to address the Staff’s comment.

Opinion of SOR’s Financial Advisor, page 174

6.
We note that Houlihan Lokey’s opinion was delivered on November 21, 2014. Please disclose whether any material changes in Griffin Capital Essential Asset REIT, Inc.’s or Signature Office REIT, Inc.’s operations, performance, or in any of the projections or assumptions upon which Houlihan Lokey based its opinions have occurred since the delivery of the opinion or that are expected to occur before the Signature Office REIT, Inc. special stockholder meeting.

Response to Comment No. 6

The Company has asked us to supplementally advise the Staff that in response to Comment No. 6, the Company has revised the disclosure on page 152 of the Amendment to address the Staff’s comment.

7.
We note that in rendering the fairness opinion, Houlihan Lokey relied on certain information relating to the historical, current and future operations, financial condition and prospects of Griffin Capital Essential Asset REIT, Inc. and Signature Office REIT, Inc. Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion.

Response to Comment No. 7

The Company has asked us to supplementally advise the Staff that in response to Comment No. 7, the Company has revised the disclosure on pages 158-163 of the Amendment to address the Staff’s comment.

Net Asset Value Analysis, page 178

8.	Please discuss in more detail the assumptions used in the net asset value analysis, including with respect to the discount, capitalization, and terminal value rates selected.

Response to Comment No. 8

The Company has asked us to supplementally advise the Staff that in response to Comment No. 8, the Company has revised the disclosure on page 157 of the Amendment to address the Staff’s comment.

Selected Companies Analysis, page 178

9.
Please discuss in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Additionally, please discuss in more detail how this single pool of selected companies was used to determine the respective 2015E FFO multiple ranges for each of Griffin Capital Essential Asset REIT, Inc. and Signature Office REIT, Inc.

Response to Comment No. 9

The Company has asked us to supplementally advise the Staff that in response to Comment No. 9, the Company has expanded the disclosure on page 157 of the Amendment to address the Staff’s comment. We supplementally advise the Staff that Houlihan Lokey identified a sufficient number of companies for purposes of its analysis but may not have identified all potentially relevant companies and as a consequence may not have included all relevant companies.

10.
Please expand upon the disclosure as to how estimated FFO values of the selected companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.

Response to Comment No. 10

The Company has asked us to supplementally advise the Staff that in response to Comment No. 10, the Company has expanded the disclosure on page 157 of the Amendment to address the Staff’s comment.

Discounted Cash Flow Analysis, page 179

11.
Please discuss in more detail the assumptions used in this discounted cash flow analysis. Additionally, please expand your disclosure as to how you conducted this analysis, including the selection of Signature Office REIT, Inc.’s fiscal year 2020 projected Funds Available for Distribution and Griffin Capital Essential Asset REIT, Inc.’s 2016 projected Funds Available for Distribution in the analysis.

Response to Comment No. 11

The Company has asked us to supplementally advise the Staff that in response to Comment No. 11, the Company has expanded the disclosure on page 158 of the Amendment to address the Staff’s comment.

Other Matters, page 179

12.
To the extent that Houlihan Lokey has performed any services for Griffin Capital Essential Asset REIT, Inc. or Signature Office REIT, Inc. or their respective affiliates in the past two years, please disclose the amount of compensation Houlihan Lokey has received for such services.

Response to Comment No. 12

The Company has asked us to supplementally advise the Staff that the existing disclosure on page 179 of the Registration Statement satisfies the requirements of Item 1015(b)(4) of Regulation M-A with respect to the description of any material relationships that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Houlihan Lokey and its affiliates and SOR or the Company and their respective affiliates.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

13.
Reference is made to Note (B). You indicate that you will not assess SOR’s applied accounting of the development bonds and obligations under capital leases and determine how the bonds and capital leases should be presented on your financial statements until the effective date. Please clarify your basis in GAAP for not making the accounting assessment in preparing your pro forma financial statements. To the extent you believe the impact of your accounting assessment and any resulting adjustments to SOR’s historic presentation of its development bonds and obligations under the capital leases would not have a material impact to your pro forma financial statements, please provide an affirmative statement to that effect.

Response to Comment No. 13

The Company has asked us to supplementally advise the Staff that in response to Comment No. 13, the Company has revised the disclosure on page F-5 of the Amendment to address the Staff’s comment. We supplementally advise the Staff that GCEAR generally applies the offsetting concept of Accounting Standard Codified 210, Balance Sheet (“ASC 210”), in which certain assets and liabilities are presented net on the balance sheet, as well as revenues and expenses on the income statement. GCEAR has assessed SOR’s applied accounting of the development bonds and obligations under capital leases and the accounting treatment of ASC 210 has been applied to the capital leases and bonds, and related revenues and expenses, and is reflected in the Amendment. The resulting adjustments to SOR’s historic presentation of its development bonds and obligations under the capital leases do not have an impact to GCEAR’s pro forma financial statements.

14.	Reference is made to Note (C). Please provide a footnote explanation related to the elimination of the deferred financing costs and deferred rent (straight-line) in arriving at your pro forma results.

Response to Comment No. 14

The Company has asked us to supplementally advise the Staff that in response to Comment No. 14, the Company has revised the disclosure on page F-6 of the Amendment to address the Staff’s comment.

15.	Reference is made to Note (D). Please provide a cross reference to the part within your registration statement where you discuss the significant terms of the GCEAR’s KeyBank Unsecured Credit Facility.

Response to Comment No. 15

The Company has asked us to supplementally advise the Staff that in response to Comment No. 15, the Company has revised the disclosure on page F-6 of the Amendment to address the Staff’s comment.

16.	Reference is made to Note (G). Please tell us how you calculated the $2.3 million adjustment to accumulated deficit.

Response to Comment No. 16

The Company has asked us to supplementally advise the Staff that the accumulated deficit of $2.3 million as of September 30, 2014 was calculated by reversing SOR’s accumulated deficit, reduced by the GCEAR Advisor acquisition fee. We supplementally advise the Staff that the same methodology was utilized in the revised disclosure beginning on page F-6 of the Amendment. Please see below for the calculation as of December 31, 2014.

Reversal of SOR’s accumulated deficit	$15,041
Acquisition fee earned by GCEAR Advisor	(17,973)
Total Adjustment to Accumulated Deficit	$(2,932)

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

17.
Reference is made to Note (d). We note you adjusted acquisition fees and reimbursable acquisition expenses related to GCEAR 2014 acquisitions from the pro forma consolidated statement of operations for the nine months ended September 30, 2014 to the year ended December 31, 2013. Given that these charges are non-recurring charges directly related to the transaction, please clarify how adjusting to include within the pro forma consolidated statement of operations for the year ended December 31, 2013 is appropriate pursuant to the guidance outlined within Rule 11-02(b)(6) of Regulation S-X.

Response to Comment No. 17

The Company has asked us to supplementally advise the Staff that in response to Comment No. 17, the Company has revised the disclosure on beginning on page F-8 of the Amendment to address the Staff’s comment. We supplementally advise the Staff that pro forma consolidated statement of operations included in the Amendment is as of December 31, 2014, and therefore, the adjusted acquisition fees and reimbursable acquisition expenses related to GCEAR’s 2014 acquisitions are included in the historical presentation. Accordingly, no adjustments will be made to the pro forma consolidated statement of operations.

18.
We note certain amounts within the column for GCEAR Acquisitions in your unaudited pro forma consolidated statement of operations that have no footnote reference attached to the amounts such as property operating expense, property tax expense, acquisition fees and expenses to non-affiliates, and interest expense. Please provide a footnote explanation for how these amounts were calculated or where these amounts are derived from.

Response to Comment No. 18

The Company has asked us to supplementally advise the Staff that in response to Comment No. 18, the Company has revised the disclosure on page F-8 of the Amendment to address the Staff’s comment.

* * * * *
The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (901) 577-2343 or Howard Hirsch, the Company’s Vice President and Assistant Secretary at (310) 469-6153.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Richard F. Mattern
Richard F. Mattern
Authorized Representative

Cc:     Kevin Shields, Griffin Capital Essential Asset REIT, Inc.
Howard Hirsch, Griffin Capital Essential Asset REIT, Inc.
Douglas P. Williams, Signature Office REIT, Inc.
Glen F. Smith, Signature Office REIT, Inc.
David G. Thunhorst, Rogers & Hardin LLP
Robert H. Bergdolt, DLA Piper LLP (US)